Exhibit 99.1

NEWS RELEASE

Fortuna Approves 30% Capacity Expansion of the Séguéla Gold Mine in Côte d’Ivoire

Vancouver, British Columbia, July 29, 2026: Fortuna Mining Corp. (NYSE: FSM | TSX: FVI) is pleased to announce that it has approved the expansion of its Séguéla Gold Mine in Côte d’Ivoire.

The project includes an expansion of the Séguéla processing facility, upgrades to supporting infrastructure, and development of the Sunbird underground mine. Together, these investments are expected to increase throughput, improve gold recoveries, accelerate production from Séguéla’s growing resource base, and reinforce the mine’s position as a cornerstone asset in Fortuna’s portfolio.

Expansion Highlights

•	30% increase in processing capacity, from 1.75 Mtpa to 2.3 Mtpa, with average gold recovery expected to reach 94.5%

•	Expected to support average annual gold production at Séguéla of more than 200,000 ounces over the next decade

•	Higher recoveries and accelerated gold production are expected to enhance cash flow generation and deliver attractive project returns, with a projected payback period of approximately 2.5 years

•	Estimated construction capital of $109 million, to be funded from operating cash flow and supported by the Company’s strong liquidity of approximately $800 million as of the end of Q1 2026

Jorge A. Ganoza, President and CEO, commented, “Séguéla has consistently exceeded expectations since entering production in mid-2023 and continues to demonstrate strong growth potential. This expansion represents the logical next step in unlocking additional value from the asset by increasing processing capacity, integrating underground production, and enhancing operating flexibility. The project supports our strategy of disciplined reinvestment in high-quality assets and, along with the feasibility stage Diamba Sud project in Senegal, advances Fortuna’s objective of increasing consolidated annual gold rate of production toward 500,000 ounces by 2028.”

Project Overview

The Séguéla expansion is designed to increase processing capacity, improve gold recoveries, and support a higher long-term production profile by integrating the Sunbird underground mine with targeted upgrades to the processing plant and supporting infrastructure, including expanded camp facilities and enhancements to the power and water supply systems. Together, these investments are expected to enhance operational flexibility, strengthen cash flow generation, and provide a scalable platform for future growth at Séguéla.

The processing plant expansion will increase throughput from 1.75 Mtpa to approximately 2.3 Mtpa by leveraging existing infrastructure while adding capacity in key areas of the plant. This design is expected to optimize capital efficiency, reduce execution complexity, minimize disruption to ongoing operations during construction and tie-ins, and maintain operational flexibility while supporting future production growth.

Key elements of the processing plant expansion include:

•	Comminution upgrades: Retention of the existing crushing circuit and conversion of the milling circuit from a single-stage SAG configuration to a SAG and ball mill circuit, increasing throughput while maintaining the target grind size.

•	Gravity and leaching enhancements: Installation of a new gravity circuit, intensive leach reactor, pre-leach thickener, and second carbon-in-leach train to increase leaching capacity and support average gold recoveries of approximately 94.5%.

•	Supporting infrastructure upgrades: Enhancements to reagent handling and storage, oxygen supply, process water, plant air, and tailings pumping systems to support the expanded processing rate.

Execution Timeline

Fortuna plans to advance the Séguéla expansion through a phased execution plan designed to minimize disruption to ongoing operations.

Key milestones include:

•	H2 2026: Expected commencement of construction activities, including site preparation, camp expansion, procurement of long-lead items, and advancement of EPCM activities.

•	Q2 2027: Expected commencement of underground mining at the Sunbird deposit.

•	H2 2028: Targeted ramp-up to the expanded processing plant throughput of approximately 2.3 Mtpa.

Qualified Person

Raul Espinoza, Director of Technical Services for Fortuna Mining Corp., is a Fellow and Chartered Professional of the Australasian Institute of Mining and Metallurgy (FAusIMM CP) and a Qualified Person as defined by National Instrument 43-101, Standards of Disclosure for Mineral Projects. Mr. Espinoza has reviewed and approved the scientific and technical information contained in this news release and has verified the underlying data.

About Fortuna Mining Corp.

Fortuna Mining Corp. is a Canadian precious metals mining company with three operating mines and a portfolio of exploration projects in Argentina, Côte d’Ivoire, Guinea, Guyana, and Peru, as well as the Diamba Sud Gold Project in Senegal. Sustainability is at the core of our operations and stakeholder relationships. We produce gold and silver while creating long-term shared value through efficient production, environmental stewardship, and social responsibility. For more information, please visit our website at www.fortunamining.com

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO, and Director

Fortuna Mining Corp.

Investor Relations:

Carlos Baca | info@fmcmail.com | fortunamining.com | X | LinkedIn | YouTube | Instagram | TikTok

Forward-looking Statements

This news release contains forward-looking statements which constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 (collectively, “Forward-looking Statements”). All statements included herein, other than statements of historical fact, are Forward-looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward-looking Statements. The Forward-looking Statements in this news release may include, without limitation, the Company’s expectations regarding the expansion of the Séguéla processing plant capacity, including improving gold recoveries, projected payback period, average annual gold production, and estimated construction capital; statements regarding key milestones of the Séguéla expansion, including expected commencement of underground mining at the Sunbird deposit; the Company’s objective of increasing consolidated annual gold rate production toward 500,000 ounces by 2028; the Company’s proposed exploration plans and objectives; statements about the Company’s business strategies, plans and outlook; the Company’s plans for its mines and mineral properties; changes in general economic conditions and financial markets; the impact of inflationary pressures on the Company’s business and operations; the future results of exploration activities; the merit of the Company’s mines and mineral properties; and the future financial or operating performance of the Company. Often, but not always, these Forward-looking Statements can be identified by the use of words such as “estimated”, “potential”, “open”, “future”, “assumed”, “projected”, “proposed”, “used”, “detailed”, “has been”, “gain”, “planned”, “reflecting”, “will”, “anticipated”, “estimated” “containing”, “remaining”, “to be”, or statements that events, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward-looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward-looking Statements. Such uncertainties and factors include, among others, operational risks associated with mining and mineral processing; uncertainty relating to Mineral Resource and Mineral Reserve estimates; uncertainty relating to capital and operating costs, production schedules and economic returns; risks relating to the Company’s ability to replace its Mineral Reserves; risks related to the conversion of Mineral Resources to Mineral Reserves; risks associated with mineral exploration and project development; uncertainty relating to the repatriation of funds as a result of currency controls; environmental matters including obtaining or renewing environmental permits and potential liability claims; uncertainty relating to nature and climate conditions; laws and regulations regarding the protection of the environment (including greenhouse gas emission reduction and other decarbonization requirements and the uncertainty surrounding the interpretation of omnibus Bill C-59 and the related amendments to the Competition Act (Canada); risks associated with political instability and changes to the regulations governing the Company’s business operations; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in countries in which the Company does or may carry on business; risks associated with war, hostilities or other conflicts, such as the Ukrainian – Russian, and Israeli – Hamas conflicts, and the impacts they may have on global economic activity; risks relating to the termination of the Company’s mining concessions in certain circumstances; developing and maintaining relationships with local communities and stakeholders; risks associated with losing control of public perception as a result of social media and other web-based applications; potential opposition to the Company’s exploration, development and operational activities; risks related to the Company’s ability to obtain adequate financing for planned exploration and development activities; property title matters; risks related to the ability to retain or extend title to the Company’s mineral properties; risks relating to the integration of businesses and assets acquired by the Company; impairments; risks associated with climate change legislation; reliance on key personnel; adequacy of insurance coverage; operational safety and security risks; legal proceedings and potential legal proceedings; uncertainties relating to general economic conditions; risks relating to a global pandemic, which could impact the Company’s business, operations, financial condition and share price; competition; fluctuations in metal prices; risks associated with entering into commodity forward and option contracts for base metals production; fluctuations in currency exchange rates and interest rates; tax audits and reassessments; risks related to hedging; uncertainty relating to concentrate treatment charges and transportation costs; sufficiency of monies allotted by the Company for land reclamation; risks associated with dependence upon information technology systems, which are subject to disruption, damage, failure and risks with implementation and integration; labor relations issues; as well as those factors discussed under “Risk Factors” in the Company’s Annual Information Form for the fiscal year ended December 31, 2025. Although the Company has attempted to identify important factors that could cause actual actions, events, or results to differ materially from those described in Forward-looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward-looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including, but not limited to, the accuracy of the Company’s current Mineral Resource and Mineral Reserve estimates; that the Company’s activities will be conducted in accordance with the Company’s public statements and stated goals; that there will be no material adverse change affecting the Company, its properties or its production estimates (which assume accuracy of projected ore grade, mining rates, recovery timing, and recovery rate estimates and may be impacted by unscheduled maintenance, labor and contractor availability and other operating or technical difficulties); the duration and effect of global and local inflation; the duration and impacts of geo-political uncertainties on the Company’s production, workforce, business, operations and financial condition; the expected trends in mineral prices, inflation and currency exchange rates; that all required approvals and permits will be obtained for the Company’s business and operations on acceptable terms; that there will be no significant disruptions affecting the Company’s operations and such other assumptions as set out herein. Forward-looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward-looking Statements, whether as a result of new information, future events, or results or otherwise, except as required by law. There can be no assurance that these Forward-looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward-looking Statements.